Exhibit 99.1

CN ENERGY GROUP. INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

CN ENERGY GROUP. INC.

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	September 30,
	2022	2021
	(Unaudited)
ASSETS
Current Assets:
Cash	$5,034,567	$190,758
Term deposit	—	3,096,000
Notes receivable	18,135,369	—
Accounts receivable	11,132,532	12,375,425
Inventory	855,384	1,116,613
Advances to suppliers, net	8,395,723	10,800,478
Other receivables	3,457,254	21,153,506
Prepaid expenses and other current assets	176,536	155,021
Total current assets	47,187,365	48,887,801

Property, plant and equipment, net	17,604,046	14,285,557
Prepayment for property and equipment	4,153,282	3,781,844
Intangible assets, net	13,486	68,427
Land use right, net	579,130	574,587
Right of use lease assets, net	415,268	97,160
Long-term deposits	1,261,749	1,238,555
Deferred tax assets	29,490	29,209
Total Assets	$71,243,816	$68,963,140

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans	$2,050,085	$1,238,400
Long-term bank loan, current	157,117	264,393
Accounts payable	2,490,356	1,776,626
Deferred revenue, current	113,385	111,301
Due to related parties	19,533	1,426,631
Taxes payable	447,479	243,413
Operating lease liabilities, current	77,499	36,720
Accrued expenses and other current liabilities	452,095	545,632
Total current liabilities	5,807,549	5,643,116

Long-term bank loan, non-current	—	22,033
Deferred revenue, non-current	441,912	489,439
Operating lease liabilities, non-current	35,970	32,351
Deferred tax liabilities	70,280	97,249
Total liabilities	6,355,711	6,284,188

Commitments and contingencies

Shareholders' Equity:
Ordinary shares, no par value, unlimited number of shares authorized; 20,319,276 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively:*
Class A ordinary share, no par value, unlimited number of shares authorized; 17,298,307 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	47,965,683	47,965,683
Class B ordinary share, no par value, unlimited number of shares authorized; 3,020,969 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	5,015,142	5,015,142
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	457,909	315,808
Retained earnings	1,253,241	394,556
Accumulated other comprehensive income	1,330,931	122,564
Total shareholders' equity	64,888,105	62,678,952

Total Liabilities and Shareholders' Equity	$71,243,816	$68,963,140

*	Retrospectively restated for effect of share re-designation on July 22, 2022 (see Note 21)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2022	2021

Revenues	$13,650,703	$7,723,067

Cost of revenues	(12,437,327)	(6,575,581)

Gross profit	1,213,376	1,147,486

Operating expenses:
Selling expenses	(27,698)	(128,411)
General and administrative expenses	(1,226,826)	(672,320)
Research and development expenses	(347,464)	(164,719)
Total operating expenses	(1,601,988)	(965,450)

Income (loss) from operations	(388,612)	182,036

Other income (expenses):
Interest expense	(70,036)	(49,307)
Government subsidy income	1,165,091	724,405
Interest income	500,207	159
Other (expense) income	(12,757)	5,178
Total other income, net	1,582,505	680,435

Income before income taxes	1,193,893	862,471

Provision for income taxes	(193,107)	(131,903)

Net income	1,000,786	730,568

Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	(975,000)

Net income (loss) attributable to Shareholders	$1,000,786	$(244,432)

Net income	1,000,786	730,568

Other comprehensive income:
Foreign currency translation gain	1,208,367	529,680

Comprehensive income	$2,209,153	$1,260,248

Earnings per share – basic and diluted	$0.05	$0.06

Weighted average shares outstanding – basic and diluted	20,319,276	11,684,066

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED)

										Accumulated
									Retained	Other
	Ordinary Shares*						Additional		Earnings	Comprehensive	Total
	Class A Ordinary Shares		Class B Ordinary Shares		Preferred Shares		Paid-in	Statutory	(Accumulated	Income	Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Reserves	Deficit)	(Loss)	Equity

Balance at September 30, 2020	6,979,031	$8,990,479	3,020,969	$5,015,142	$500,000	$1,800,000	$7,890,199	$129,497	$259,507	$(966,782)	$23,118,042

Issuance of Ordinary Shares, net of offering expenses	5,750,000	20,135,204	—	—	—	—	—	—	—	—	20,135,204
Preferred Shares converted into Ordinary Shares	500,000	1,800,000	—	—	(500,000)	(1,800,000)	—	—	—	—	—
Deemed dividend on conversion of Convertible Preferred Stock to Ordinary Shares	—	—	—	—	—	—	975,000	—	(975,000)	—	—
Net income for the period	—	—	—	—	—	—	—	—	730,568	—	730,568
Appropriation to statutory reserve								99,490	(99,490)		—
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	529,680	529,680

Balance at March 31, 2021	13,229,031	$30,925,683	3,020,969	$5,015,142	—	—	$8,865,199	$228,987	$(84,415)	$(437,102)	$44,513,494

Balance at September 30, 2021	17,298,307	$47,965,683	3,020,969	$5,015,142	—	—	$8,865,199	$315,808	$394,556	$122,564	$62,678,952

Net income for the period	—	—	—	—	—	—	—	—	1,000,786	—	1,000,786
Appropriation to statutory reserve	—	—	—	—	—	—	—	142,101	(142,101)	—	—
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	1,208,367	1,208,367

Balance at March 31, 2022	17,298,307	$47,965,683	3,020,969	$5,015,142	—	—	$8,865,199	$457,909	$1,253,241	$1,330,931	$64,888,105

*	Retrospectively restated for effect of share re-designation on July 22, 2022 (see Note 21)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CN ENERGY GROUP. INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the six months ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	$1,000,786	$730,568
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation expense	398,649	482,855
Amortization of operating lease right-of-use assets	45,751	25,248
Amortization of intangible assets and land use right	62,162	61,451
Changes in bad debt allowances	(1,763)	(39,992)
Deferred income taxes	(28,399)	5,999
Deferred revenue	(56,442)	(54,860)
Changes in operating assets and liabilities:
Accounts receivable	1,468,113	1,203,747
Inventory	280,890	908,563
Advances to suppliers	2,597,230	(873,802)
Prepaid expenses and other current assets	(19,838)	10,243
Accounts payable	677,448	(2,862,070)
Operating lease liabilities	(317,726)	(54,724)
Taxes payable	198,624	40,827
Accrued expenses and other current liabilities	(99,560)	(2,949)
Net cash provided by (used in) operating activities	6,205,925	(418,896)

Cash flows from investing activities:
Other receivables - loan to third parties	(42,795)	—
Prepayment for purchase of property, plant and equipment	(3,676,736)	(5,305,322)
Purchase of property, plant and equipment	(58,663)	(171,079)
Purchase of term deposits	—	(3,050,000)
Proceeds from term deposits	3,140,013	—
Net cash used in investing activities	(638,181)	(8,526,401)

Cash flows from financing activities:
Proceeds from the Initial Public Offering	—	23,000,000
Direct costs disbursed from Initial Public Offering proceeds	—	(2,377,450)
Repayment of related parties loans	(1,384,388)	(340,019)
Repayment of long-term bank loan	(134,076)	—
Repayment of short-term bank loans	—	(912,548)
Proceeds from short-term bank loans	785,003	457,800
Proceeds from long-term bank loan	—	412,673
Net cash (used in) provided by financing activities	(733,461)	20,240,456

Effect of exchange rate changes on cash	9,526	97,585

Net increase in cash	4,843,809	11,392,744

Cash, beginning of period	190,758	1,570,035

Cash, end of period	$5,034,567	$12,962,779

Supplemental disclosure information:
Cash paid for income tax	$74,144	$130,201
Cash paid for interest	$46,662	$49,466

Supplemental non-cash activities:
Accrued deferred offering costs	—	$385,193
Deferred offering costs funded by a related party through related party loans	—	$102,153
Right of use assets obtained in exchange for operating lease obligations	$400,196	—
Deemed dividend on conversion of Preferred Shares to Ordinary Shares	—	$975,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1 – Organization and nature of business

CN ENERGY GROUP. INC. (“CN Energy”) is a holding company incorporated under the laws of the British Virgin Islands on November 23, 2018. CN Energy, through its subsidiaries (collectively, the “Company”), is a manufacturer and supplier of wood-based activated carbon that is primarily used in pharmaceutical manufacturing, industrial manufacturing, water purification, environmental protection, and food and beverage production (“Activated Carbon Production”), and a producer of biomass electricity generated in the process of producing activated carbon (“Biomass Electricity Production”).

Reorganization

In connection with its initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved: (1) the incorporation of CN Energy, a British Virgin Islands holding company; (2) the incorporation of Clean Energy Holdings Limited (“Energy Holdings”), a Hong Kong holding company; (3) the incorporation of Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), two new wholly foreign-owned enterprises (“WFOE”) formed by Energy Holdings under the laws of the People’s Republic of China (“China” or the “PRC”); (4) the incorporation of Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”), a PRC company, of which 90% of the equity interests are owned by Manzhouli CN Energy, and the remaining 10% by Zhejiang CN Energy; (5) the incorporation of CN Energy Industrial Development Co., Ltd. (“CN Energy Development”), a PRC company, of which 70% of the equity interests are owned by Manzhouli CN Technology and the remaining 30% by Zhejiang CN Energy; (6) the acquisition of 100% of the equity interests of Greater Khingan Range Forasen Energy Technology Co., Ltd. (“Khingan Forasen”) by CN Energy Development; and (7) the issuance of 10,000,000 ordinary shares of CN Energy (reflecting an approximate or rounded 71.62-for-1 forward split of the Company’s ordinary shares on April 20, 2020) to the original shareholders of Khingan Forasen. In relation to the Reorganization, a series of agreements were signed among CN Energy, the original shareholders of Khingan Forasen, CN Energy Development, and offshore holding companies controlled by the original shareholders of Khingan Forasen on August 12, 2019 and August 28, 2019. All share amounts and per share amounts have been presented giving effect to the forward split. The Company has retroactively restated all shares and per share data for all the periods presented.

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to the Reorganization. The consolidation of CN Energy and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of Reorganization.

The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

In May and June 2021, the Company conducted another reorganization in order to simplify its corporate structure and make use of supportive government policies. The reorganization consisted of (i) the transfer of 60% of the equity interests in CN Energy Development from Manzhouli CN Technology to Zhejiang CN Energy, (ii) the transfer of 100% of the equity interests in Manzhouli Zhongxing Energy Technology Co., Ltd. (“Zhongxing Energy”) from Khingan Forasen to CN Energy Development, (iii) the transfer of 100% of the equity interests in Hangzhou Forasen Technology Co., Ltd. (“Hangzhou Forasen”) from Khingan Forasen to CN Energy Development, and (iv) the formation of Zhejiang CN Energy New Material Co., Ltd. (“Zhejiang New Material”), a PRC company wholly owned by CN Energy Development.

Note 1 – Organization and nature of business (Continued)

Reorganization (Continued)

CN Energy, the ultimate holding company, currently owns 100% of the equity interests of CN Energy Development, which in turn owns 100% of the equity interests of Khingan Forasen, Hangzhou Forasen, Zhongxing Energy, and Zhejiang New Material.

On March 31, 2022, CN Energy USA Inc (“CN Energy USA”) was incorporated under the laws of the State of Delaware, the United States of America. CN Energy owns 100% of the equity interests in CN Energy USA.

On April 8, 2022, Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Trading”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% of the equity interests in Zhoushan Trading.

On April 13, 2022, Ningbo Nadoutong Trading Co., Ltd (“Ningbo Trading”) was incorporated under the laws of the PRC. CN Energy Development owns 100% of the equity interests in Ningbo Trading.

Upon the completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, and the British Virgin Islands. Details of the subsidiaries of the Company are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
CN Energy	November 23, 2018	British Virgin Islands	Parent	Holding Company
Energy Holdings	August 29, 2013	Hong Kong	100%	Holding Company
Zhejiang CN Energy	January 14, 2019	Zhejiang, China	100%	Holding Company
Manzhouli CN Energy	January 24, 2019	Inner Mongolia, China	100%	Holding Company
Manzhouli CN Technology	June 10, 2019	Inner Mongolia, China	100%	Holding Company

CN Energy Development	April 18, 2019	Zhejiang, China	100%	Holding Company
Khingan Forasen	March 5, 2009	Heilongjiang, China	100%	Produces and distributes activated carbon and biomass electricity
Hangzhou Forasen	March 16, 2006	Zhejiang, China	100%	Distributes activated carbon products
Zhongxing Energy	May 21, 2018	Inner Mongolia, China	100%	Expected to produce activated carbon and steam for heating in the future
Zhejiang New Material	May 24, 2021	Zhejiang, China	100%	Expected to produce and sell wading activated carbon in the future Investment, consultation and
CN Energy USA	March 31, 2022	Delaware, U.S.	100%	Trading, inactive.
Zhoushan Trading	April 8, 2022	Zhejiang, China	100%	Trading, inactive.
Ningbo Trading	April 13, 2022	Zhejiang, China	100%	Trading, inactive.

Note 1 – Organization and nature of business (Continued)

Reorganization (Continued)

Initial Public Offering

On February 9, 2021, the Company closed its initial public offering (“IPO”) of 5,000,000 ordinary shares at public offering price of $4.00 per share. On February 10, 2021, the underwriters exercised their over-allotment option to purchase an additional 750,000 ordinary shares at a price of $4.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $20 million, after deducting underwriting discounts and other related expenses. The Company’s ordinary shares commenced trading under the ticker symbol “CNEY” on February 5, 2021.

Private Placement

From June 8, 2021 to June 10, 2021, the Company entered into certain subscription agreements (the “Subscription Agreements”) with six investors (the “Purchasers”). Pursuant to the Subscription Agreements, the Company agreed to sell and the Purchasers agreed to purchase an aggregate of 4,000,000 ordinary shares of the Company at a price of $4.50 per share (the “Private Placement”). On June 11, 2021, the Company closed the Private Placement and received gross proceeds of $18 million, before deducting the placement agent’s fees of $900,000 and other related offering expenses of $60,000.

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended September 30, 2021 and 2020. Operating results for the six months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the year ending September 30, 2022.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of CN Energy and its subsidiaries. All significant intercompany balances and transactions are eliminated upon consolidation.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the valuation of inventory, accounts receivable, advances to suppliers, notes receivable, other receivables, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. The Company maintains all of its bank accounts in the PRC. As of March 31, 2022 and September 30, 2021, the Company had no cash equivalents.

Note 2 – Summary of significant accounting policies (Continued)

Term deposit

Term deposit represents a fixed-term deposit of money into an account at a financial institution with maturity over three months. There was no term deposit as of March 31, 2022. As of September 30, 2021, the Company had a term deposit of $3,096,000. The Company earned interest at a fixed annual rate of 2% with a one-year maturity on this term deposit.

Notes receivable

Notes receivable represent bank acceptance bills issued by banks under the instructions from the Company's suppliers, bearing no interest and being less than one year. The Company records future payments of bank acceptance bills.

Allowances for losses on notes receivable are typically established based on historical charge off and collection experience and the collectability of specifically identified banks. Notes are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments from the banks when due according to the contractual terms of the note agreement. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled payments when due. If it is determined that the note is impaired with regard to scheduled payments, the Company will perform an analysis of the note to determine if an impairment valuation reserve is necessary. This analysis considers the estimated cash flows from the note. Any required valuation reserve is charged to earnings when determined, and notes are charged off to the allowance as they are deemed uncollectible.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventory

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. No inventory reserves were recorded as of March 31, 2022 and September 30, 2021.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Property, plant, and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Note 2 – Summary of significant accounting policies (Continued)

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Property and buildings	20 years
Machinery and equipment	10 years
Vehicles	4 years
Office equipment	3 - 5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in income from operations in the consolidated statements of income and comprehensive income.

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant, and equipment.

Prepayment for property and equipment represents payment made for production line equipment to be installed in the new production plant in Manzhouli City. Prepayment for property and equipment is not depreciated. Upon readiness for intended use, prepayment for property and equipment is reclassified to the appropriate category within property, plant, and equipment.

Land use right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful life which is 50 years and represents the shorter of the estimated usage period or the terms of the agreement.

Intangible assets

Intangible assets consist primarily of patents and software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the following estimated useful lives:

Useful life
Patents	10 years
Software	10 years

Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2022 and September 30, 2021.

Leases

The Company accounts for leases following ASC 842, Leases (“Topic 842”).

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets.

Note 2 – Summary of significant accounting policies (Continued)

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. See Note 18 for further discussion.

Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions about what assumptions market participants would use in pricing the asset or liability based on the best available information.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented herein.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, term deposit, notes receivable, accounts receivable, advances to suppliers, other receivables, prepaid expenses and other current assets, short-term bank loans, long-term bank loans, current accounts payable, deferred revenue, current, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue of the Company is mainly from the sale of two types of products, activated carbon and biomass electricity generated in the process of producing activated carbon. For the sale of activated carbon, the Company recognizes revenue when title and risk of loss passes and the customer accepts the products, which occurs at delivery. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company, or by receipt document signed by the customer upon delivery, depending on the delivery term negotiated between the Company and customers on a customer-by-customer basis. For the sale of biomass electricity, revenue is recognized over time as the biomass electricity is delivered, which occurs when the biomass electricity is transmitted from the power plant of the Company to the provincial power grid company. The amount is based on the reading of meters, which occurs on a systematic basis throughout each reporting period and represents the market value of the biomass electricity delivered.

The Company also provides technical service to customers who purchase activated carbon from the Company. The revenue of technical service is recognized on a straight-line basis over the service period as earned.

Note 2 – Summary of significant accounting policies (Continued)

The transaction price of activated carbon and technical services is determined based on fixed consideration in the Company’s customer contracts. Pursuant to the power purchase agreements entered into between the Company and the respective provincial power grid company, the Company’s sales of biomass electricity were made to the power grid company at the tariff rates agreed upon with the provincial power grid company as approved by the relevant government authorities in the PRC. In determining the transaction price, no significant financing components exist since the timing from when the Company invoices its customers to when payment is received is less than one year.

Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

The core principle underlying ASC 606 is that the Company recognizes revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s sales contracts of activated carbon have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. Therefore, the sale of activated carbon is recognized at a point in time. The Company’s sales contracts of biomass electricity have a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The Company’s performance obligation is satisfied over time as biomass electricity is delivered.

There were no contract assets as of March 31, 2022 and September 30, 2021. For the six months ended March 31, 2022 and 2021, revenue recognized from performance obligations related to prior periods was insignificant. Revenue expected to be recognized in any future periods related to remaining performance obligations is insignificant.

Revenue recognition (Continued)

The Company has elected the following practical expedients in applying ASC 606:

●	Unsatisfied Performance Obligations – for all performance obligations related to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC 606, and therefore is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.
●	Contract Costs - all incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.
●	Significant Financing Component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
●	Sales Tax Exclusion from the Transaction Price - the Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from the customer.
●	Shipping and Handling Activities - the Company elected to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation.

Note 2 – Summary of significant accounting policies (Continued)

Refer to Note 20—Segment reporting for details of revenue disaggregation.

Cost of revenue

Cost of revenue includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenue.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

Shipping and handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $17,391 and $112,629 for the six months ended March 31, 2022 and 2021, respectively.

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the six months ended March 31, 2022 and 2021, the Company had subsidy income of $1,165,091 and $724,405, including $785,003 and nil for becoming a public company, $79,992 and $54,860 for equipment of energy projects grants, and $300,096 and $669,545 of value-added tax refund, respectively.

In January 2014, April 2014, and December 2019, the Company received government subsidies of approximately $840,000, $140,000 and $140,000 for equipment of energy projects, respectively. These subsidies were one-time grants, and the Company recognizes the income over the useful lives of the equipment. As of March 31, 2022 and September 30, 2021, the balance of unrecognized government grants was $555,297 and $600,740, respectively, which was recorded in deferred revenue.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong, respectively. No taxable income was generated outside the PRC for the six months ended March 31, 2022 and 2021. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2022 and September 30, 2021. As of March 31, 2022, the tax years ended December 31, 2016, through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Note 2 – Summary of significant accounting policies (Continued)

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Khingan Forasen and its branch office, Greater Khingan Range Forasen Energy Technology Co., Ltd. Tahe Biopower Plant (“Biopower Plant”), are entitled to 70% VAT refund as they meet the requirement of national comprehensive utilization of resources program. For the six months ended March 31, 2022 and 2021, the amount of $300,096 and $669,545 VAT refund was recorded in government subsidy income, respectively. During the fourth quarter of 2021, the tax authority allows certain qualified enterprises to delay payment of VAT taxes by 50% for three quarters so as to ease cash flow of these enterprises. As the VAT refund is subject to the payment of VAT, the reduced payment in VAT reduced the corresponding VAT refund.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, term deposit, notes receivable, accounts receivable, advances to suppliers, and other receivables. Most of the Company’s cash is maintained with banks within the PRC. Cash maintained in banks within the People's Republic of China of less than RMB0.5 million ($78,873) per bank are covered by "deposit insurance regulation" promulgated by the State Council of the People's Republic of China. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the Renminbi (“RMB”), the currency of the PRC. Any transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of income as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

The exchange rate in effect as of March 31, 2022 and September 30, 2021, was RMB1 for $0.1577 and $0.1548, respectively. The average exchange rate for the six months ended March 31, 2022 and 2021, was RMB1 for $0.1570 and $0.1526, respectively.

Note 2 – Summary of significant accounting policies (Continued)

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income attributable to all classes of ordinary shareholders of the Company by the weighted average number of shares of all classes of ordinary shares outstanding during the applicable period, and is the same amount for the Company’s Class A ordinary shares and Class B ordinary shares. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There was no anti-dilutive effect for the six months ended March 31, 2022 and 2021.

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases, and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of the PRC. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance, or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Note 2 – Summary of significant accounting policies (Continued)

All of the Company’s revenue is derived from sales in China. Since late January 2020, the coronavirus (“COVID-19”) has been rapidly evolving in China and globally and has led to disruptions in business and transportation. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. The Company’s production, sales, and construction of new facility in Manzhouli City were disrupted several times during fiscal years 2021 and 2022. The COVID-19 pandemic may continue to materially adversely affect the Company’s business operations and condition and operating results for the remainder of fiscal year 2022, including but not limited to having a material negative impact on its total revenue, slower collection of accounts receivables, additional allowance for doubtful accounts, disruption to supply chain, and an increase in the cost of raw materials. Because of the significant uncertainties surrounding the COVID-19 pandemic, the Company cannot reasonably estimate the extent of the business disruption and the related financial impact at this time.

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company will adopt this ASU within the annual reporting period of September 30, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company adopted this ASU on October 1, 2021 and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations, cash flows, and disclosures.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	March 31,	September 30,
	2022	2021
	(unaudited)
Trade accounts receivable	$11,132,532	$12,375,425
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$11,132,532	$12,375,425

The Company’s accounts receivable primarily include balances due from customers when the Company’s activated carbon products and biomass electricity are sold and delivered to customers.

Note 4 – Notes receivable

Notes receivable of $18.1 million represent bank acceptance bills received from customers for the refund of other receivables (See Note 7). These notes receivable were issued in January 2022 by banks with nil interest and with a maturity date in July 2022. In July 2022, these notes receivable were fully collected from the banks.

Note 5 – Inventory

Inventory consisted of the following:

	March 31,	September 30,
	2022	2021
	(unaudited)
Raw materials	$603,792	$932,145
Finished goods	251,592	184,468
Total	$855,384	$1,116,613

Note 6 – Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supply and favorable purchase prices. Advances to suppliers consisted of the following:

	March 31,	September 30,
	2022	2021
	(unaudited)
Advances for raw materials purchase	$8,545,352	$10,949,095
Less: allowance for doubtful accounts	(149,629)	(148,617)
Total	$8,395,723	$10,800,478

The movement of allowance for doubtful accounts was as follows:

	March 31,	September 30,
	2022	2021
	(unaudited)
Balance at beginning of period	$148,617	$102,884
Addition to allowance for doubtful accounts	—	90,278
Recovery in allowance for doubtful accounts	(1,763)	(50,013)
Translation adjustments	2,775	5,468
Balance at end of period	$149,629	$148,617

Note 7 – Other receivables

Other receivables as of March 31, 2022 consisted of RMB17.5 million (approximately $2.8 million) working capital support for one supplier, and RMB4.5 million (approximately $0.7 million) interest receivables related to the working capital support as described below. The above balance was collected in August 2022.

Other receivables as of September 30, 2021 mainly resulted from the following: (1) in June 2021 and August 2021, to ensure that the Company’s procurement needs are prioritized, the Company provided RMB80 million (approximately $12,384,000) working capital support to two major suppliers for their supply chain projects. The working capital support is for one year and guaranteed by two third parties and collateralized by their property and buildings. In return, the Company earns interest at a fixed annual rate of 7%. Interest income is accrued on a monthly basis and will be collected upon maturity. In January 2022, these two suppliers issued six-month bankers’ acceptances in the amount of RMB80 million to the Company; and (2) in fiscal year 2021, the Company made prepayments to three suppliers for raw material purchases. Due to the impact of the COVID-19 pandemic, those three suppliers could not deliver raw materials to the Company as agreed upon. As a result, one of them refunded RMB20 million (approximately $3,100,000) to the Company in December 2021 and two issued six-month bankers’ acceptances in the amount of RMB35 million (approximately $5,418,000) to the Company in January 2022.

Note 8 – Property, plant, and equipment, net

Property, plant, and equipment, stated at cost less accumulated depreciation, consisted of the following:

	March 31,	September 30,
	2022	2021
	(unaudited)
Property and buildings	$8,035,523	$7,828,294
Machinery and equipment	7,845,133	7,793,640
Office equipment	122,236	119,107
Vehicles	226,494	132,173
Subtotal	16,229,386	15,873,214
Construction in progress	8,744,787	5,253,930
Less: accumulated depreciation	(7,370,127)	(6,841,587)
Property, plant, and equipment, net	$17,604,046	$14,285,557

Depreciation expense was $398,649 and $482,855 for the six months ended March 31, 2022 and 2021, respectively.

Note 9 – Prepayment for property and equipment

As of March 31, 2022, the Company had prepayment in the amount of $4,153,282 for the production line equipment to be installed in the new production plant in Manzhouli City. Since the groundwork of the factory workshop was delayed by the local government’s shelter-in-place orders due to the COVID-19 pandemic, the equipment was not delivered as of March 31, 2022. The construction is expected to be completed by December 2022 and the equipment is expected to be delivered by December 2022. As of March 31, 2022, the Company had contractual obligations of approximately $0.2 million, which are expected to be paid over the next 12 months upon the delivery and installation of the equipment. In addition, contractual obligations of groundwork of the factory workshop as of March 31, 2022 were approximately $0.2 million, which are expected to be paid in fiscal year 2022, upon the completion of the construction of the factory workshop.

Note 10 – Land use right, net

Land use right, net consisted of the following:

	March 31,	September 30,
	2022	2021
	(unaudited)
Land use right	$621,609	$610,182
Less: accumulated amortization	(42,479)	(35,595)
Land use right, net	$579,130	$574,587

Amortization expense was $6,189 and $6,016 for the six months ended March 31, 2022 and 2021, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Remainder of fiscal 2022	$6,189
Fiscal 2023	12,432
Fiscal 2024	12,432
Fiscal 2025	12,432
Fiscal 2026	12,432
Thereafter	523,213
Total	$579,130

Note 11 – Intangible assets, net

Intangible assets, net consisted of the following:

	March 31,	September 30,
	2022	2021
	(unaudited)
Software	$16,164	$15,867
Purchased patents	1,124,438	1,103,768
Subtotal	1,140,602	1,119,635
Less: accumulated amortization	(1,127,116)	(1,051,208)
Intangible assets, net	$13,486	$68,427

Amortization expense was $55,973 and $55,435 for the six months ended March 31, 2022 and 2021, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Remainder of fiscal 2022	$9,708
Fiscal 2023	515
Fiscal 2024	515
Fiscal 2025	515
Fiscal 2026	515
Thereafter	1,718
Total	$13,486

Note 12 – Long-term deposits

Long-term deposits consisted of the following:

	March 31,	September 30,
	2022	2021
Construction deposit (a)	$946,351	$928,955
Deposit for acquisition of land use rights (b)	315,398	309,600
Long-term deposits	$1,261,749	$1,238,555

(a)	On June 25, 2020, the Company entered into a construction agreement with a third party, Manzhouli Lancheng Project Management Co., Ltd., for the first stage of construction of the Company’s new facility in Manzhouli City, China. Pursuant to the agreement, the Company made a payment of RMB6 million (equivalent to $946,351 as of March 31, 2022) as a security deposit. The deposit is interest-free and is refundable upon the completion of the project.
(b)	The Company paid a deposit of RMB2 million (equivalent to $315,398 as of March 31, 2022) to the Finance Bureau designated by the Tahe County Land and Resources Bureau, to bid for the acquisition of the land use rights for the land which the Company leases from Tahe County and where Biopower Plant is currently located. The deposit is interest-free and refundable if the Company decides not to purchase the land use rights when the lease expires in April 2029.

Note 13 – Short-term and long-term bank loans

	March 31,	September 30,
	2022	2021
	(unaudited)
Industrial and Commercial Bank of China (Tahe Branch) (1)	$1,261,591	$1,238,400
Bank of Beijing (Yangzhou Branch) (2)	788,494	—
Total short-term loans	$2,050,085	$1,238,400

Long-term loans, current (3)	$157,117	$264,393
Long-term loans, non-current (3)	—	22,033
Total long-term loans	$157,117	$286,426

(1)	On May 22, 2020, Khingan Forasen entered into a short-term loan agreement with Industrial and Commercial Bank of China Tahe Branch (“ICBC”) to borrow RMB5 million (equivalent to approximately $788,494 as of March 31, 2022) as working capital, with an interest rate equaling the Loan Prime Rate (“LPR”) set by the People’s Bank of China at the time of borrowing plus 50 basis points (effective rate is 4.35 % as of March 31, 2022). The Company received the proceeds on May 26, 2020. The term of the loan was 12 months from the date when the proceeds were received. The loan was guaranteed by a third party, Heilongjiang Xinzheng Financing Guarantee Group Co., Ltd., for up to 80% of the outstanding principal balance, and collateralized by the property and equipment of Khingan Forasen, with a net book value of RMB2.4 million (equivalent to approximately $0.4 million as of March 31, 2022). In June 2021, the Company renewed this loan with ICBC with a new maturity date of June 24, 2022. In June 2022, the Company further renewed this loan with ICBC with a revised maturity date of June 24, 2023.

On September 10, 2020, Biopower Plant entered into two unsecured loan agreements with ICBC to borrow a total of RMB3 million (equivalent to approximately $473,097 as of March 31, 2022) as working capital with an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 80 basis points (effective rate is 4.65% as of March 31, 2022). During the fiscal year 2021, Biopower Plant renewed both loan agreements with ICBC to extend the maturity to December 18, 2021. In December 2021, Biopower Plant further renewed both loan agreements with ICBC to extend the maturity to June 12, 2022 and June 13, 2022, respectively. In June 2022, Biopower Plant further renewed both loan agreements with ICBC to extend the maturity to December 10, 2022.

(2)	On December 14, 2021, Hangzhou Forasen entered into a short-term loan agreement with Bank of Beijing Yangzhou Branch to borrow RMB5 million (equivalent to approximately $788,494 as of March 31, 2022) as working capital with an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 95 basis points (effective rate is 4.80% as of March 31, 2022).The term of the loan is 12 months from the date when the proceeds were received. The loan is guaranteed by a third party, Yangzhou High Tech Financing Guarantee Co., Ltd, Ms. Yefang Zhang, principal shareholder, and Mr. Zhengyu Wang, former CEO and spouse of principal shareholder, for up to 100% of the outstanding principal balance.
(3)	On September 8, 2020, Hangzhou Forasen entered into a line of credit agreement (the “LOC”) with WeBank Co., Ltd. (“WeBank”) to borrow RMB2,988,940 (equivalent to approximately $455,813 as of March 31, 2022), with a maturity date of October 9, 2022, and an interest rate equaling the LPR set by the People’s Bank of China at the time of borrowing plus 6.41% (effective rate is 10.26% as of March 31, 2022).The loans require a monthly payment of principal of $22,033 (starting from the fourth month of the agreement period) and an average monthly interest approximately of $2,339. The LOC provides for a revolving line of credit, the principal amount of which will be specified in each borrowing. The LOC is unconditionally guaranteed by the legal representative of Hangzhou Forasen for a maximum amount of RMB5 million (equivalent to approximately $735,000 as of March 31, 2022).

Note 14 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	March 31,	September 30,
	2022	2021
	(unaudited)
Payroll payable	$337,521	$444,453
Other current liabilities	114,574	101,179
Accrued expenses and other current liabilities	$452,095	$545,632

Note 15 – Related party transactions

The relationship and the nature of related party transactions are summarized as follows:

Name of Related Party	Relationship to the Company	Nature of Transactions
Yefang Zhang	Principal shareholder	Providing a guarantee as an additional security for bank loans and providing working capital loan to the Company
Zhengyu Wang	Former CEO, spouse of Ms. Yefang Zhang	Providing a guarantee as an additional security for bank loans
Hangzhou Nongyuan Network Technology Co., Ltd.	Owned by Yefang Zhang’s daughter	Lease of office space to the Company
Zhejiang Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang	Lease of office space to the Company
Feng Zhou	Legal representative of Hangzhou Forasen	Providing a guarantee as an additional security for bank loans

Due to a related party

As of March 31, 2022 and September 30, 2021, the Company owed Yefang Zhang $19,533 and $1,426,631, respectively. The balance is interest-free, unsecured, and due upon demand.

Operating lease from related parties

On August 5, 2020, Hangzhou Forasen entered into a lease agreement with Hangzhou Nongyuan Network Technology Co., Ltd., a PRC company wholly owned by Yefang Zhang’s daughter, to lease approximately 1,006 square feet of office space in Hangzhou. The lease term was for two years with annual rent of RMB283,258 (equivalent of $41,639). The lease was terminated on February 15, 2022.

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Zhejiang Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB454,043 (equivalent of $71,602).

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term and long-term bank loans (see Note 13).

Note 16 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

CN Energy is incorporated in the British Virgin Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the British Virgin Islands.

Energy Holdings is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate, while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Khingan Forasen was approved as an HNTE in November 2016, Khingan Forasen and its branch office, Biopower Plant, are entitled to a reduced income tax rate of 15% beginning November 2016. On December 3, 2019, Khingan Forasen successfully renewed its HNTE certificate and is able to enjoy the reduced income tax rate in the next three years. In addition, according to the national comprehensive utilization of resources program, 10% of the revenue generated from selling certain products is exempt from income tax, upon approval by the tax authority. In fiscal year 2021, the local tax authority notified the Company that its revenue generated from activated carbon did not qualify for the tax exemption from 2018 to 2020 because activated carbon was not included in the program, and the Company paid approximately $135,000 income tax as assessed by the tax authority. Starting January 1, 2021, activated carbon has been included in the program, and the Company expects to be able to enjoy the income tax exemption going forward.

The impact of the reduced tax rate noted above decreased the Company’s income taxes by $98,118 and $139,968 for the six months ended March 31, 2022 and 2021, respectively. The benefits of the reduced tax rate and tax exemption on net income per share (basic and diluted) were $0.00 and $0.01 for the six months ended March 31, 2022 and 2021, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended March 31,
	2022	2021
China statutory income tax rate	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(17.3)%	(16.2)%
Research and development (“R&D”) tax credit	(4.3)%	(1.9)%
Effect of non-taxable government subsidy income	(0.7)%	(1.0)%
Non-PRC entities not subject to PRC tax	9.8%	9.2%
Change in valuation allowance	2.0%	0.9%
Others	1.7%	(0.7)%
Effective tax rate	16.2%	15.3%

The provision for income tax consisted of the following:

	For the six months ended March 31,
	2022	2021
Current income tax provision	$221,506	$125,904
Deferred income tax provision	(28,399)	5,999
Income tax provision	$193,107	$131,903

Note 16 – Taxes (Continued)

Deferred tax liabilities and assets attributable to different tax jurisdictions are not offset. Components of deferred tax assets and liabilities were as follows:

	March 31,	September 30,
	2022	2021
	(unaudited)
Deferred tax assets:

Net operating loss carryforwards	$67,591	$287,186
Allowance for doubtful accounts	29,490	29,209
Valuation allowance on net operating loss	(67,591)	(287,186)
Total	$29,490	$29,209

Deferred tax liabilities:
Accelerated depreciation of equipment	$70,280	$97,249
Total	$70,280	$97,249

The Company’s PRC subsidiaries had cumulative net operating loss of approximately $270,000 and $1,799,000 as of March 31, 2022 and September 30, 2021, respectively, which may be available for reducing future taxable income.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of $67,591 and $287,186 was recorded against the gross deferred tax asset balance at March 31, 2022 and September 30, 2021, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss. The (recovery) addition in valuation allowance for the six months ended March 31, 2022 and 2021, was approximately ($219,595) and $17,241, respectively.

Note 17 – Concentration of major customers and suppliers

For the six months ended March 31, 2022, two major customers accounted for approximately 74% and 24% of the Company’s total sales, respectively. For the six months ended March 31, 2021, two major customers accounted for approximately 39% and 38% of the Company’s total sales, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2022, two major customers accounted for approximately 68% and 31% of the Company’s accounts receivable balance, respectively. As of September 30, 2021, three major customers accounted for approximately 46%, 31%, and 20% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2022, four major suppliers accounted for approximately 22%, 21%, 15%, and 14% of the total purchases, respectively. For the six months ended March 31, 2021, four major suppliers accounted for approximately 24%, 18%, 16%, and 10% of the total purchases, respectively.

As of March 31, 2022, two suppliers accounted for approximately 50% and 28% of the Company’s advance to suppliers balance, respectively. As of September 30, 2021, four suppliers accounted for approximately 40%, 15%, 15%, and 15% of the Company’s advance to suppliers balance, respectively.

Note 18 – Leases

On July 1, 2020, Biopower Plant entered into a lease agreement with Tahe Forestry Bureau (the “Landlord”) to lease the manufacturing facility. The lease period is from July 1, 2020 to March 31, 2025, and the annual rent is RMB126,440 (approximately $19,295). According to the lease agreement, Biopower Plant can only use the land and factory buildings for the operations of Biopower Plant and cannot transfer the lease to a third person without the prior consent of the Landlord; otherwise, the lease agreement shall be terminated. Biopower Plant is required to notify the Landlord at least two months in advance of the lease expiration date to renew the lease agreement.

On October 8, 2021, Zhejiang New Material entered into a lease agreement with Hangzhou Forasen Energy Technology Co., Ltd., a PRC company controlled by Mr. Zhengyu Wang, spouse of Ms. Yefang Zhang, to lease approximately 27,147 square feet of office space in Hangzhou. The lease term is for five years with annual rent of RMB454,043 (equivalent of $71,624). The Company prepaid total rent of RMB2,270,214 (equivalent of $358,120) upon the starting date of the lease period.

On February 15, 2022, Hangzhou Forasen entered into a lease agreement with a third party to lease approximately 1,012 square feet of office space in Hangzhou. The lease term is for one and a half years with annual rent of RMB283,258 (equivalent of $44,683).

As of March 31, 2022 and September 30, 2021, the remaining average lease term was an average of 2.1 years and 2.6 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing interest rates from financial institutions in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.7% per annum and 6.5% per annum, as of March 31, 2022 and September 30, 2021, respectively.

Supplemental balance sheet information related to operating leases from the Company’s continuing operations was as follows:

	March 31,	September 30,
	2022	2021
	(unaudited)
Right-of-use assets under operating leases	$415,268	$97,160

Operating lease liabilities, current	77,499	36,720
Operating lease liabilities, non-current	35,970	32,351
Total operating lease liabilities	$113,469	$69,071

March 31,
2022
(unaudited)
Remainder of fiscal 2022	$79,339
Fiscal 2023	18,990
Fiscal 2024	18,990
Total future minimum lease payments	117,319
Less: Imputed interest	(3,850)
Total	$113,469

Note 19 – Commitments and contingencies

The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Biopower Plant has not paid adequate social insurance for all its employees, and the Company’s PRC subsidiaries have not made adequate housing provident fund payments for all their employees. The relevant PRC authorities may order the Company to make up the contributions to these plans. In addition, failure to make adequate social insurance payments on time may subject the Company to 0.05% late fees per day, starting from the date of underpayment, and fines equal to one to three times the underpaid amount. For failure to make adequate housing provident fund payments as required, the Company may be fined RMB10,000 to RMB50,000. If the Company is subject to late fees or fines in relation to underpaid employee benefits, the financial condition and results of operations may be adversely affected. However, the risk of regulatory penalty that the relevant authorities may impose on the Company’s PRC subsidiaries in relation to its failure to make adequate contributions to the employee benefit plans for all the Company’s employees as required is remote, because the relevant local authorities confirmed in writing that no records of violation were found on the Company’s PRC subsidiaries for social insurance plan and/or housing provident fund contributions.

On November 10, 2021, Zhejiang New Material entered into an equipment purchase agreement to purchase equipment specialized for the production of water purification activated carbon with a total amount of RMB18.9 million (approximately $2.9 million). As of March 31, 2022, the Company received the equipment and made RMB17 million (approximately $2.7 million) payment. The remaining RMB1.9 million (approximately $0.2 million) equipment is expected to be delivered and paid by December 31, 2022.

Note 20 – Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker makes operating decisions and assesses performance solely based on activated carbon sales orders received. In addition, the production of activated carbon and the biomass electricity are one integrated process and inseparable. Therefore, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

The following table presents revenue by major product categories for the six months ended March 31, 2022 and 2021, respectively:

	For the six months ended March 31,
	2022	2021
Activated carbon	$13,515,814	$7,601,931
Biomass electricity	68,242	56,353
Technical service	66,647	64,783
Total	$13,650,703	$7,723,067

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products are sold in the PRC.

Note 21 – Shareholders’ equity

Ordinary shares

CN Energy is a holding company established under the laws of the British Virgin Islands on November 23, 2018. The original authorized and issued number of ordinary shares was 50,000 shares with a par value of $1.00 per share. In August 2019, the Company amended its Memorandum of Association to increase its authorized shares from 50,000 shares with a par value of $1.00 per share to an unlimited number of ordinary shares with no par value, and subdivide the already issued 50,000 shares to 139,627 shares with no par value. On April 15, 2020, the shareholders and board of directors of the Company approved (i) a forward split of the issued and outstanding ordinary shares of the Company at an approximate or rounded ratio of 71.62-for-1 share (the “Forward Split”), and (ii) the creation of a new class of convertible preferred shares of no par value. On April 16, 2020, the Company filed its second amended and restated memorandum and articles of association with the Registrar of Corporate Affairs of the British Virgin Islands to effect such corporate actions, which filing became effective on April 20, 2020. The Company believes it is appropriate to reflect the Forward Split on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated. As a result of all events mentioned above, the Company had an unlimited number of no par value ordinary shares authorized, of which 10,000,000 were issued and outstanding after the Forward Split.

Share re-designation

In July 2022, the shareholders of the Company adopted a resolution to authorize the re-designation of the Company’s shares

(a)

from (i) an unlimited number of ordinary shares of no par value and an unlimited number of convertible preferred shares of no par value to (ii) an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value; and

(b)

the issued shares in the Company were re-designated and re-classified into Class A or Class B ordinary shares of no par value on a one for one basis, each with the rights and privileges as set forth in the Third Amended and Restated Memorandum and Articles of Association of the Company.

Each holder of Class A ordinary shares is entitled to one vote per one Class A ordinary share and each holder of Class B ordinary shares is entitled to 50 votes per one Class B ordinary share. The Class A ordinary shares are not convertible into shares of any other class. The Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis.

The Company believes the re-designation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, there were 17,298,307 Class A ordinary shares issued and outstanding and 3,020,969 Class B ordinary shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively.

Initial Public Offering

On February 9, 2021, the Company closed its IPO of 5,000,000 ordinary shares at public offering price of $4.00 per share. On February 10, 2021, the underwriters exercised their over-allotment option to purchase an additional 750,000 ordinary shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on February 17, 2021. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $20 million, after deducting underwriting discounts and other related expenses. The Company’s ordinary shares commenced trading under the ticker symbol “CNEY” on February 5, 2021.

Convertible Preferred Shares

On April 20, 2020, the Company issued an aggregate of 500,000 convertible preferred shares to two individual investors for a total consideration of $1,800,000 pursuant to certain Share Purchase Agreement dated April 3, 2020 (“Share Purchase Agreement”).

Note 21 – Shareholders’ equity (Continued)

The convertible preferred shares have the following characteristics:

Conversion - Upon the register of members being updated at the closing of the Company’s initial public offering, all issued and outstanding convertible preferred shares are converted automatically at a 10% discount to the initial public offering price.

Voting - Prior to conversion of convertible preferred shares, holders of convertible preferred shares do not have the right to vote as a shareholder, and upon conversion of Convertible Preferred Shares, holders of then ordinary shares will have the same voting rights and vote together with other holders of ordinary shares, and not as a separate class, except where otherwise required by law.

Ranking - Convertible preferred shares, before conversion, are senior to ordinary shares with respect to distribution rights upon liquidation, to receive a payment per convertible preferred share, equal to the price per share for the issue of convertible preferred share.

Dividends - Holders of convertible preferred shares are entitled to an equal share in any dividend paid to the convertible preferred share class.

The Company determined that the convertible preferred shares contained an embedded beneficial conversion feature (“BCF”) as they were in the money at the issuance. Because the conversion of the convertible preferred shares was dependent on the closing of the Company’s initial public offering, which was outside the control of the Company, the BCF embedded in the convertible preferred shares was contingent on the commitment date. Therefore, the Company would recognize the intrinsic value of the BCF separately from additional paid-in capital, and account for it as a deemed dividend and, as such, recognize the BCF as retained earnings upon the closing of the initial public offering, when the contingency was resolved, in accordance with ASC 470. The intrinsic value of the BCF was measured based upon the difference between the fair value of the underlying ordinary shares at the commitment date and the effective conversion price embedded in the convertible preferred shares.

Upon the completion of the IPO, all issued and outstanding convertible preferred shares of the Company were automatically converted into 500,000 ordinary shares of the Company. As a result, the Company recorded deemed dividend in retained earnings of $975,000 as the intrinsic value of the BCF, which was measured based upon the difference between the fair value of the ordinary shares at the commitment date of $5.55 and the effective conversion price of $3.60, multiplying the 500,000 convertible preferred shares.

There is no authorized convertible preferred share after the re-designation.

Private Placement

From June 8 to June 10, 2021, the Company entered into the Subscription Agreements with the Purchasers. Pursuant to the Subscription Agreements, the Company agreed to sell and the Purchasers agreed to purchase an aggregate of 4,000,000 ordinary shares of the Company at a price of $4.50 per share. On June 11, 2021, the Company closed the Private Placement and received gross proceeds of $18 million, before deducting the placement agent’s fees of $900,000 and other related offering expenses of $60,000.

Underwriter Warrants

In connection with the February 9, 2021 offering, the Company agreed to grant to the Underwriters Warrants (“UW Warrants”) covering a number of ordinary shares equal to 5% of the aggregate number of the ordinary shares sold in the offering (excluding the over-allotment shares). The warrants carried a term of five years and were exercisable at $4.80 per share. The UW Warrants were not exercisable for a period of 180 days after the effective date of the offering. Since the Company is not required to net cash settle the UW Warrants, management determined that the UW Warrants are considered indexed to the Company's own stock and classified within shareholders' equity as "Additional paid-in capital" upon their issuance in accordance with ASC 815-40, Contracts in Entity's Own Equity. On August 11, 2021, the warrant holders signed the Notice of Exercise of the UW Warrants for a cashless exercise, pursuant to which the Company issued an aggregate of 69,276 Ordinary Shares. As of March 31, 2022 and September 30, 2021, no warrants were outstanding.

Note 21 – Shareholders’ equity (Continued)

Statutory reserves and restricted net assets

The Company’s ability to pay dividends primarily depends on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

The Company’s PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The Company’s PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves, together with paid in capital of the Company’s PRC subsidiaries, are not distributable as cash dividends. As of March 31, 2022 and September 30, 2021, the balance of the required statutory reserves was $457,909 and $315,808, respectively.

Note 22 – Subsequent events

On April 8, 2022, Zhoushan Xinyue Trading Co., Ltd (“Zhoushan Trading”) was incorporated under the laws of the PRC. Hangzhou Forasen owns 100% interest in Zhoushan Trading.

On April 13, 2022, Ningbo Nadoutong Trading Co., Ltd (“Ningbo Trading”) was incorporated under the laws of the PRC. CN Energy Development owns 100% interest in Ningbo Trading.

On April 30, 2022, the Company issued 2,764,351 Class A ordinary shares at $2 per ordinary share for gross proceeds of $5,528,702 via private placement.

Note 23 – Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which, as of the end of the most recent fiscal year, may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements, except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2022 and September 30, 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the unaudited condensed consolidated financial statements, if any.

Note 23 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY BALANCE SHEETS

(UNAUDITED)

	As of	As of
	March 31,	September 30,
	2022	2021
Assets
Current assets
Cash	$27,137	$8,105
Non-current assets
Investment in subsidiaries	67,772,077	65,012,468
Total assets	$67,799,214	$65,020,573

Liabilities and Shareholders’ Equity

Current liabilities
Due to related parties,	2,611,635	1,959,971
Accrued expenses and other current liabilities	299,474	381,650
Total liabilities	$2,911,109	$2,341,621

Commitments and contingencies

Shareholders’ equity
Ordinary shares, no par value, unlimited number of shares authorized; 20,319,276 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively:*
Class A ordinary share, no par value, unlimited number of shares authorized; 17,298,307 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	47,965,683	47,965,683
Class B ordinary share, no par value, unlimited number of shares authorized; 3,020,969 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	5,015,142	5,015,142
Additional paid-in capital	8,865,199	8,865,199
Statutory reserves	457,909	315,808
Retained earnings	1,253,241	394,556
Accumulated other comprehensive income	1,330,931	122,564
Total shareholders’ equity	64,888,105	62,678,952

Total liabilities and shareholders’ equity	$67,799,214	$65,020,573

*	Retrospectively restated for effect of share re-designation on July 22, 2022 (see Note 21)

Note 23 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021

General and administrative expenses	$(465,151)	$(318,085)
Other expenses	(1,534)	—
Loss from operations	(466,685)	(318,085)
Equity in earnings of subsidiaries	1,467,471	1,048,653
Net income	1,000,786	730,568
Deemed dividend on conversion of Convertible Preferred Shares to Ordinary Shares	—	(975,000)
Net income attributable to ordinary shareholders	1,000,786	(244,432)
Net income	1,000,786	730,568
Foreign currency translation adjustment	1,208,367	529,680
Comprehensive income	$2,209,153	$1,260,248

Note 23 – Condensed financial information of the parent company (Continued)

CN ENERGY GROUP. INC.

PARENT COMPANY STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,209,153	$2,235,248
Adjustments to reconcile net cash flows from operating activities
Equity in earnings of subsidiaries	(2,675,838)	(2,553,333)
Accrued expenses and other current liabilities	(82,176)	(42,136)
Net cash used in operating activities	(548,861)	(360,221)

Cash flow from investing activities
Investment in subsidiaries	(83,771)	(20,258,141)
Net cash used in investing activities	(83,771)	(20,258,141)

Cash flow from financing activities
Proceeds from the Initial Public Offering	—	23,000,000
Direct costs disbursed from Initial Public Offering proceeds in current	—	(2,377,450)
Proceeds from related parties loans	651,664	—
Net cash provided by financing activities	651,664	20,622,550
Change in cash	19,032	4,188
Cash, beginning of period	8,105	—
Cash, end of period	$27,137	$4,188